Clarification of the news report “NCKU develops intelligent watches and sells the technology to CHT by NT$0.1 billion”

Date of events: 2014/03/25

Contents:

1.	Date of occurrence of the event: 2014/03/25

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: udn.com

6.	Content of the report: NCKU develops intelligent watches and sells the technology to

CHT by NT$0.1 billion

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The report regarding CHT signs the technology-transfer contract amounting NT$0.1 billion with NCKU is not the fact and merely the reporter’s speculation.